UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                IA GLOBAL, INC.
                                ---------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                    ---------------------------------------
                         (Title of Class of Securities)

                                  44920E 10 4
                                  -----------
                                 (CUSIP Number)

                                 Etsuji Kawano
                         RXR Cross Border Investment Un
                           4-1-1-612 Hakusan Asao-ku
                    Kawasaki-City, Kanagawa, 215-0015 Japan
                              011-81-90-2630-0405
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 8, 2010
                                ----------------
             Date of Event Which Requires Filing of This Statement

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), 13D-1(f) or 13D-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13D-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 2
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         RXR Cross Border Investment Un ("RXR")
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         JAPAN
________________________________________________________________________________

   NUMBER OF        7      SOLE VOTING POWER               559,192 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          559,192 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         559,192 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       5.00%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         PN
________________________________________________________________________________

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D ("13D") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of IA Global, Inc., a Delaware corporation formerly known as Medium4.com, Inc. (the "Issuer"), whose principal executive office is located at 101 California Street, Suite 2450, San Francisco, California 94111. The principal executive officer is Brian Hoekstra, Chief Executive Officer.

     This 13D gives notice of 175,000 shares acquired for $105,000 from IA Global, Inc. in a Stock Purchase Agreement dated December 08, 2010 for funding on or before December 08, 2010.

ITEM 2. IDENTITY AND BACKGROUND.

     This 13D is being filed pursuant to Rule 13D-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act". Etsuji Kawano is a Japanese citizen. This "Reporting Person" is an "institutional investor" or an "accredited investor."

     Information with respect to this Reporting Person is given solely by such Reporting Person.

     RXR is the voluntary partnership incorporated in Japan. Mr. Kawano is the director of IWC, Inc. IWC, Inc is Japanese company who is in charge of M&A and private placement to the funds in US, Japan and China.

     The principal business address of RXR and Mr. Kawano of RXR Cross Border Investment Un is 4-1-1-612 Hakusan Asao-ku, Kawasaki-City, Kanagawa, 215-0015 Japan.

     During the last five years, the Reporting Person, to the best of his knowledge, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, the Reporting Person, to the best of his knowledge, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     See description to Item 4.

ITEM 4. PURPOSE OF TRANSACTION.

     The Common Stock were acquired for, and are being held for, investment purposes.

     This 13D gives notice of 175,000 shares acquired for $105,000 from IA Global, Inc. in a Stock Purchase Agreement dated December 08, 2010 for funding on or before December 08, 2010.

Other

     The Reporting Person may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Reporting Person have no present intention to sell any shares of Common Stock, although any Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by such Reporting Person.

     The Reporting Person do not have any plans or proposals that would result in any of the actions or transactions described in clauses (a)through (j) of
Item 4 of Schedule 13D, except as previously disclosed in this Schedule 13D, as amended, or as set forth above.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

RXR and Mr. Kawano

     (a) As of February 7, 2011, RXR beneficially owned 559,192 shares of Common Stock individually.

     RXR beneficially owned 5.00% of the Common Stock outstanding, based on total shares of Common Stock outstanding as of December 31, 2010 of 11,294,470 shares.

     (b) As of February 7, 2011, RXR had sole voting power and sole dispositive power with respect to 559,192 shares of Common Stock individually.

     (c) RXR has acquired 175,000 shares of Common Stock individually and within the 60 days prior to the filing of this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described herein, no Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     Non applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2011

                   RXR Cross Border Investment Un

                   By: /s/ Etsuji Kawano
                       -----------------
                   Name: Etsuji Kawano
                   GENERAL REPRESENTATIVE

           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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